Shutts & Bowen LLP

201 S. Biscayne Blvd.

Miami, FL 33131

March 19, 2010

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington DC, 20549

Mail Stop 3010

Attention: Cicely LaMothe, Accounting Branch Chief

RE:	International Assets Holding Corporation
Form 10-K for the Year Ended September 30, 2009
File Number 000-23554

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Commission”) on behalf of International Assets Holding Corporation (the “Company”) in response to the staff’s letter of March 3, 2010 regarding the Company’s Form 10-K for the fiscal year ended September 30, 2009 (the “Form 10-K”).

Set forth below in italics are each of the comments contained in the staff’s letter, followed by each of the Company’s responses. These items are set forth in the order in which they appear in the staff’s letter.

Form 10-K for the Fiscal Year Ended September 30, 2009:

Item 6 — Selected Financial Data, page 24

Pro Forma Adjusted Information (non-GAAP) (UNAUDITED), page 25

1.	We note that management relies on adjusted operating results to evaluate the performance of the company’s commodities business segment. Such results have been adjusted to reflect the marked-to-market differences in the company’s physical commodities inventory. Please tell us and disclose in future filings the method used and assumptions made in determining the fair value of these commodities.

Securities and Exchange Commission

March 19, 2010

Response:

The Company determines the fair value of physical commodities inventory on a marked-to-market basis by applying quoted market prices to the inventory owned by the Company on the balance sheet date. In the Company’s precious metals business, the Company obtains the closing COMEX nearby futures price for the last business day of the month and then adjusts that price to reflect an exchange for physical transaction, utilizing bids obtained from one or more market participants. In the Company’s base metals business, for copper inventory, the Company obtains the closing COMEX or LME nearby futures price and then adjusts that price to reflect any freight charges to the relevant delivery point. For the Company’s lead inventory, the Company obtain the closing LME nearby futures month price and then adjusts that price to reflect any tolling and freight charges to the relevant delivery point. The Company confirms that it will disclose in future filings the methods used and assumptions made in determining the fair value of these commodities.

2.	Given the acquisition of FCStone was accounted for as a purchase under GAAP, there does not appear a basis for presenting Selected Financial Data on a combined basis for historical periods. Similarly, the guidance in Article 11 of Regulation S-X only provides for the presentation of pro forma information for the most recent year and interim periods. As such, it is unclear how your presentation is appropriate.

Response:

The information provided in Item 6 – Selected Financial Data consists of the following:

•	Financial data derived from the Company’s historical GAAP financial statements, without any adjustments. This is labeled as “Selected Summary Financial Information (GAAP)”.

•

Financial data derived from the Company’s historical GAAP financial statements that have been adjusted to reflect the marked to market adjustments with respect to the Company’s physical commodities inventory. This is labeled as “Pro Forma Adjusted Financial Information (non-GAAP)(Unaudited)”.

None of the financial data included in Item 6 reflects any pro forma combination of the results of FCStone Group, Inc. (“FCStone”) for historical periods. The balance sheet data for the Company as of September 30, 2009 does reflect the assets acquired and liabilities assumed as a result of the acquisition of FCStone that occurred on September 30, 2009, as required under GAAP. The operating results of FCStone are not reflected in the Company’s income statement data for the year ended September 30, 2009 or any of the other periods presented in Item 6.

Securities and Exchange Commission

March 19, 2010

In response to the staff’s other comments included in its letter of March 3, 2010, the Company confirms that in future filings that it will modify to the presentation in Item 6 currently entitled “Pro Forma Adjusted Financial Information (non-GAAP)(Unaudited)” as follows:

•	The Company will eliminate the term “Pro Forma” from the presentation.

•	The Company will eliminate “Adjusted income from continuing operations” and “Adjusted EBITDA” from the presentation.

•

The Company will present this non-GAAP unaudited information consistent with the presentation in its Form 10-K for the fiscal year ended September 30, 2007, reconciling the differences between each individual non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Unaudited Pro Forma Financial Summary — International Assets and FCStone (non-GAAP), page 27

Preliminary Comments

The Company notes that the comments 3 through 6 made by the staff relate to the Unaudited Pro Forma Information section included in MD&A on pages 26 through 32 of the Form 10-K (the “Pro Forma Presentation”). The Company elected to include this presentation to assist investors in understanding the Company’s performance in light of the impact of the acquisition of FCStone on September 30, 2009. During the five year period prior to the acquisition, FCStone had significantly higher operating revenues, assets and liabilities than the Company. The Company believed that the presentation of the pro forma combined results and certain pro forma combined balance sheet data would be useful to investors in reviewing the Company’s performance following the acquisition. This same information is also used by management to assess the Company’s performance.

The principal component of the Pro Forma Presentation was the Unaudited Pro Forma Financial Summary on page 27 (the “Summary”). The remaining information in this section consisted of a series of footnotes that described how the Company derived the information set forth in the Summary.

Securities and Exchange Commission

March 19, 2010

The Summary consisted of certain income statement data (through income from continuing operations) and three balance sheet items— total assets, total borrowings and total adjusted pro forma stockholders’ equity.

All of the financial information in the Summary was derived from the historical financial statements for the Company and FCStone, each of which has been previously filed with the Commission.

All of the financial information in the Summary as well as the remaining information in the footnotes to the Summary has been described as “pro forma” and “non-GAAP.” The Company has also explained in the introduction to the Presentation that it includes non-GAAP adjustments.

All of the financial information in the Pro Forma Presentation, including the non-GAAP adjustments, have been reconciled to the most directly comparable GAAP financial measures as required by Item 10(e) of Regulation S-K. Indeed, the length of the Pro Forma Presentation is primarily due to the fact that the footnotes to the Summary include, for each of the five year period covered by the Summary, the historical GAAP information for the Company and FCStone, the non-GAAP adjustments to reflect the marked to market differences in the Company’s commodities business, and, for the 2009 fiscal year, certain non-GAAP adjustments related to the $111.5 bad debt provision recognized by FCStone in 2009 for a single energy trading customer.

The Pro Forma Presentation does not state or otherwise suggest that it has been prepared in accordance with Article 11 of Regulation S-X. The basis of the Presentation is set forth in detail in the introduction and footnotes to the Summary.

The Company does not believe that the Pro Forma Presentation has “undue prominence” in the MD&A section of the Form 10-K. The Company does not discuss the information in the Pro Forma Presentation as part of its discussion of the Company’s operating results or financial condition. As noted above, the length of the Pro Forma Presentation is due to the inclusion of the detailed description of how this information was compiled and the reconciliation of all amounts to the relevant GAAP amounts, and not part of an effort to give such information undue prominence.

The Company’s Pro Forma Presentation is substantially similar to the presentation made by Sirius XM Radio, Inc. in its Form 10-K for the fiscal year ended December 31, 2008. The presentation made by Sirius includes a similar summary of the combined results for Sirius and XM Satellite Radio Holdings, Inc. (which was acquired by Sirius in July 2008). Like the Company’s acquisition of FCStone, the acquisition of XM Radio by Sirius involved an acquisition of a company that was highly significant under the criteria contained in Rule 3-05 of Regulation S-X.

Securities and Exchange Commission

March 19, 2010

In response to the staff’s comments, the Company confirms that in future filings that it will modify to any presentation that combines the operating results of the Company and FCStone for periods prior to the acquisition date of September 30, 2009 as follows:

•	The Company will not provide information for any period prior to the 2009 fiscal year.

•	The Company will not refer to any information as “pro forma” unless it is prepared in accordance with Article 11 of Regulation S-X.

•	The Company will refer to any adjustments made to the combined information as “non-GAAP adjustments.”

3.	We note that you have presented an unaudited pro forma financial summary, derived from the historical financial statements of the company and FCStone Group, Inc., to reflect non-GAAP financial results. Generally, it is not appropriate to present an entire non-GAAP income statement in an attempt to reconcile non-GAAP measures to GAAP measures as it gives an undue prominence to the non-GAAP information. Please advise.

Response:

In the Unaudited Pro Forma Financial Summary, the Company only shows income from continuing operations, and not an entire income statement. As discussed above, the principal purpose of the Pro Forma Presentation was to set forth the information included in this Summary. The footnotes to the Summary included the entire income statement in order to show the basis for calculating total adjusted pro forma stockholders’ equity (which required a calculation of net income).

In response to the staff’s comment, the Company confirms that in future filings that it will not include an entire non-GAAP income statement or total adjusted pro forma stockholders’ equity.

Securities and Exchange Commission

March 19, 2010

4.	Refer to adjustments (b) — (d) on page 28. You have characterized these adjustments as pro forma adjustments, however they do not appear to meet the criteria of Article 11 of Regulation S-X. To the extent these represent non-GAAP adjustments, it does not appear that you have appropriately characterized them as such, nor followed the guidance in Item 10(e)(ii)(B) of Regulation S-K. Please advise.

Response:

The Company believes that the adjustments described in Notes B, C and D were properly reflected as non-GAAP adjustments to the pro forma information presented by the Company and that such items met the criteria of Item (e)(ii) of Regulation S-K.

In this regard, the Company used the term “pro forma” to reflect that these items were prepared as adjustments to GAAP information, not to suggest that they were prepared in accordance with the requirements of Article 11 of Regulation S-X.

The Company described these adjustments as non-GAAP in several parts of the Pro Forma Presentation. The introduction to the Pro Forma Presentation stated that such information was non-GAAP. The first sentence of the footnotes also stated that these items were adjustments to GAAP amounts. The Company believes that it is clear that these references were intended to refer to all adjustments made in this section.

The Company believes that the three adjustments made with respect to the 2009 operating results for FCStone met the criteria of Item 10(e)(ii)(B) due to: (i) the unusual nature of these items; (ii) management’s belief that it was unlikely that these items would recur in the next two years, and (iii) the fact that FCStone had not incurred similar charges in the last two years.

All three of the adjustments were related to a specific bad debt provision for an account with a single energy trading customer recognized during FCStone’s fiscal year ended August 31, 2009. The bad debt provision related to this account was $111.5 million.

The bad debt provision for this account was directly attributable to the extraordinary global economic turmoil which occurred during the 2009 fiscal year, with credit markets in gridlock, interest rates falling, a significant collapse and de-leveraging of the commodity markets and a wide range of settlement valuations in the commodities markets. The bad debt provision recorded for this account amounted to 44.8% of the total revenues of FCStone in 2009.

Securities and Exchange Commission

March 19, 2010

In the Company’s view, a bad debt provision for a single customer of this magnitude caused by an unprecedented financial collapse constitutes a highly unusual event. FCStone had never previously suffered such a loss and the Company believes that it is unlikely to occur again in the next two years.

Set forth below is a detailed explanation of all three items (B, C and D) and their relation to the energy trading account:

“B.	The elimination of an impairment loss on identifiable intangible assets with finite lives of $7.1 million.”

FCStone recorded an impairment loss in the amount of $7.1 million during 2009 due to the loss arising from the energy trading account and the related decline in the market value of FCStone. During 2009, as a result of the effect of the significant bad debt provision, FCStone engaged in an extended process to raise additional capital. This process culminated in the merger with the Company, which consummated on September 30, 2009. During the period leading up to the merger, FCStone was completing its financial statements for the fiscal year ended August, 31, 2009. Based on the value of the Company’s common shares to be issued in the merger, it was apparent that the total consideration to be paid to FCStone shareholders would be less than the carrying value of net assets of FCStone. Based on these facts, FCStone determined that a triggering event had occurred indicating potential impairment to identifiable intangible assets. FCStone therefore recorded an impairment loss in the amount of $7.1 million. FCStone had not recorded an impairment loss on identifiable intangible assets in the two prior fiscal years and given this impairment charge eliminated all identifiable intangible assets of FCStone at the time, it was unlikely a similar charge would recur in the next two years.

“C.	The elimination of a bad debt provision for an energy trading customer deficit of $111.5 million and an impairment loss on goodwill of $1.9 million.”

The bad debt provision has been discussed in detail above. FCStone recorded an impairment loss on goodwill of $1.9 million in the first two quarters of FCStone’s 2009 fiscal year. The global economic conditions and stock price volatility generally, and volatility in FCStone’s stock in particular, were the triggering events which resulted in an impairment test on goodwill and the subsequent impairment loss. The effect of the bad debt provision related to the energy trading customer account had a significant impact on the volatility of FCStone’s shares. FCStone had not recorded an impairment loss on goodwill in the two prior fiscal years and given this impairment charge eliminated all goodwill recorded by FCStone at the time, it is unlikely a similar charge would recur in the next two years.

Securities and Exchange Commission

March 19, 2010

“D.	The elimination of professional fees incurred related to the energy trading customer of $2.5 million, professional fees incurred related to the merger of $2.7 million, and an impairment of equipment related to research and development activities of $0.9 million.”

FCStone incurred $2.5 million of professional fees during 2009 in the evaluation and transfer of substantially all of the derivative financial positions and remaining liability related to the energy trading account to a third party. Given these professional fees were directly related to the energy trading customer account, FCStone had not incurred similar charges in the prior two fiscal years and it is unlikely they recur in the next two years.

FCStone incurred $2.7 million of professional fees during 2009 relating to its capital raising efforts which culminated with the merger of FCStone and the Company. As discussed above, these capital raising efforts were directly related to the losses incurred from the energy trading account, and therefore FCStone had not incurred similar charges in the prior two fiscal years and it is unlikely they recur in the next two years.

FCStone recorded an impairment loss in the amount of $0.9 million during 2009 with respect to the write-down of equipment related to research and development activities. Similar to the impairment loss on identifiable intangible assets, this impairment was also due to the loss arising from the energy trading account and the related decline in the market value of FCStone. FCStone determined that a triggering event had occurred indicating potential impairment had occurred to equipment related to research and development activities. FCStone had not recorded an impairment loss on equipment related to research and development activities in the two prior fiscal years and given this impairment charge eliminated all equipment related to research and development activities of FCStone at the time, it is unlikely a similar charge would recur in the next two years.

5.	Furthermore, we note that you are reconciling non-GAAP measures to its comparable “pro forma” measures, in lieu of a GAAP financial measure. Although this reconciliation is generally permitted, the “pro forma” measure must be prepared and presented in accordance with Article 11 of Regulation S-X. Please advise.

Response:

It is the Company’s understanding that it is entitled to provide pro forma combined information so long as such information is accurately described and reconciled to applicable GAAP information, even if such information has not been prepared pursuant to Article 11. It is also the Company’s understanding that it is entitled to include non-GAAP adjustments to such pro forma combined information so long as these non-GAAP adjustments comply with the requirements of Item 10 of Regulation S-K.

Securities and Exchange Commission

March 19, 2010

It is the Company’s view that neither Item 10 of Regulation S-K nor Article 11 prohibit a registrant from making non-GAAP adjustments to pro forma information of the type provided by the Company. The Company notes that Item (e)(ii)(D) of Regulation S-K provides that a registrant may not “present non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11.” This prohibition does not apply to the Company’s presentation because the information provided by the Company was not required by Article 11.

The Company also notes that in Question 101.02 of the staff’s interpretations of Non-GAAP Financial Measures dated January 15, 2010, the staff stated that a registrant may reconcile a non-GAAP financial measure to a pro forma financial measure prepared and presented pursuant to Article 11. This interpretation does not expressly prohibit reconciliation to other pro forma information. Additionally, it does not appear to apply to the Company’s presentation because the Company’s presentation reconciles all amounts to the corresponding GAAP amounts.

6.	Explain to us the purpose of presenting total assets and total borrowings within your unaudited pro forma financial summary on pages 27-32 as these amounts do not appear to be adjusted for non-GAAP measures. In addition, we note the title of your non-GAAP measure, stockholder’s equity, presented on pages 28-31 is confusing similar to titles used for GAAP financial measures. Please advise.

Response:

As described above, the Company elected to include the Pro Forma Presentation in order to provide investors with information on the five year trend in the pro forma combined operating results and certain pro forma combined balance sheet data of the Company and FCStone.

The Company included combined total assets in the Summary because of the significant level of interest income historically generated by FCStone on customer margin deposits in its exchange traded futures and options business. The Company believed that inclusion of the level of the combined total assets would assist investors in understanding the level of this source of income on a historical and prospective basis. The Company has not historically shown total assets adjusted for marked-to-market adjustments as these adjustments have not had a material effect on the level of total assets. In keeping with this historical practice, the footnotes to the Summary do not include marked-to-market adjustments to total assets.

The Company included combined total borrowings in the Summary because the Company believed it is another measure of the level of business activity that would be useful to investors and is used by management for internal management purposes. The information on combined total borrowings did not include any non-GAAP adjustments because none of the non-GAAP adjustments utilized in the Pro Forma Presentation would have affected total borrowings.

Securities and Exchange Commission

March 19, 2010

In the Summary, the stockholders’ equity line was entitled “adjusted, pro forma stockholders’ equity.” The Company believes that this title clearly differentiates this item from the GAAP category “stockholders’ equity.” Although the lines entitled “stockholders’ equity” in the footnotes do not include the phrase “adjusted pro forma”, the Company believes that the introduction to, and context of, the footnotes make it clear that the stockholders’ equity lines reflect adjusted pro forma amounts. In this connection, the entire purpose of the footnotes was to explain how the Company derived the “adjusted pro forma stockholders’ equity” amounts in the Summary.

In response to the staff’s comment, the Company confirms that in future filings that it will not include pro forma information on total assets, total borrowings or adjusted stock holders’ equity.

Results of Operations, page 32

Financial Overview, page 33

7.	In your discussion of operating revenues, the focus appears to be on the year over year fluctuation of non-GAAP adjusted operating revenues instead of operating revenues calculated on a GAAP basis. Management may choose to address certain non-GAAP measures as part of their discussion of their operating results however; it should not be in lieu of management’s discussion on a GAAP basis nor given greater prominence.

Response:

The Company’s discussion of operating results is intended to highlight the principal factors that affected both GAAP and non-GAAP results. In this connection, the non-GAAP adjustments only affected the Company’s commodities business, so that the discussion of the operating results for other segments in fact applied to both the GAAP results and the adjusted non-GAAP results.

In response to the staff’s comments, the Company confirms that in future filings that it will modify its discussion of the factors affecting operating results to make it clear that these factors apply to both GAAP and non-GAAP amounts.

Securities and Exchange Commission

March 19, 2010

Financial Statements and Notes

Note 18 — Acquisition of FCStone Group, Inc., page F-28

8.	We note that you have recognized an extraordinary gain of $18.5 million as a result of your acquisition of FCStone Group, Inc. Explain to us the reassessment process of your purchase price allocation, as required by footnote 19 of pre-codification guidance, SFAS 141. Also tell us how your negotiations with FCStone resulted in a bargain purchase and add disclosure describing the qualitative reasons why the transaction resulted in a gain.

Response:

Reassessment of Purchase Price Allocation

As part of the transaction with FCStone, the Company was required to ensure that it had identified all assets to be acquired and liabilities to be assumed and allocated the acquisition cost based on the respective fair values of these assets at the date of acquisition.

FCStone had been a reporting company under the Exchange Act since 2004. Since that time, FCStone had filed quarterly and annual financial reports with the Commission, reporting its assets and liabilities and material commitments and contingencies. The quarterly financial reports had been reviewed by FCStone’s auditors (KPMG LLP) and its annual financial reports had been audited by KPMG.

During the course of the annual audit for the Company as of September 30, 2009, the Company’s auditors (Rothstein Kass & Company) performed audit procedures on the assets and liabilities of FCStone to ensure the balances acquired were not materially misstated and there were no material unidentified assets and liabilities.

Additionally, both the Company (through its due diligence work) and FCStone (internally) performed a complete review of the assets and liabilities to ensure there were no unidentified assets or liabilities that had not been previously recognized and recorded.

In the transaction with FCStone, the purchase price paid by the Company consisted of the issuance of shares of the Company’s common stock with a value of $135.5 million and estimated acquisition costs of $2.1 million, resulting in a total acquisition cost of proximately $137.6 million. The common stock of the Company was traded on the NASDAQ stock exchange. As a result, the value of the common stock was based on the market value of the Company’s common stock on the date of the transaction. In accordance with Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations (FAS141) (paragraph 22), the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity. The market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued. In the case of the acquisition of FCStone, the fair value of the common stock issued by the Company was determined using the weighted average price per share of the Company common stock for the two days immediately before and after September 30, 2009.

Securities and Exchange Commission

March 19, 2010

As discussed above, the Company determined that it had identified all of the material assets to be acquired and liabilities to be assumed in the acquisition in order to allocate the purchase price paid by the Company based upon the due diligence work performed by the Company in connection with the merger, the audit of the financial statements of FCStone for the 2009 fiscal year conducted by KPMG, and the year end audit procedures conducted by Rothstein Kass on the assets and liabilities of FCStone in connection with its audit of the financial statements of the Company for the 2009 fiscal year. These assets and liabilities consisted of cash and cash equivalents, marketable securities, derivatives, deposits and receivables, deferred income taxes, property, plant and equipment, intangible and other assets, accounts and notes payable, accrued expenses and other liabilities, subordinated debt and minority interest. The assets acquired and liabilities assumed were valued based on the guidance set forth in FAS141 (paragraph 37). The procedure used by the Company (including an additional discussion of the valuation of assets acquired and liabilities assumed and allocation of negative goodwill) is set forth in the attached memorandum entitled “Merger of FCStone Group, Inc and International Assets Holding Corporation.”

Merger negotiations resulting in a bargain purchase and the qualitative reasons why the transaction resulted in a gain:

The factors and circumstances that had a significant impact on the terms of the transaction are described in detail in the Company’s Registration Statement on Form S-4 (File No 333-160832) (see pages 57 through 80 of the Proxy Statement/Prospectus included in the Form S-4). Additionally, during the course of negotiations of the transaction, the Company and FCStone utilized the expertise of two independent investment banking firms to assess the fairness, from a financial point of view, of the consideration to be paid in the transaction. The firms reviewed a variety of information as noted in the Form S-4 and indicated the purchase price was fair based on the facts and circumstances of the transaction. See the Form S-4 for additional details on the assumptions utilized in order to determine the purchase price and reasons why the transaction would have resulted in a gain.

Securities and Exchange Commission

March 19, 2010

Pursuant to the request of the staff, attached to this letter is a statement from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (305) 379-9147.

Sincerely yours,

/s/ Alfred G. Smith, II
Alfred G. Smith, II

Enclosures

“Memorandum on the Merger of FCStone Group, Inc and International Assets Holding Corporation.”

cc:	Sean O’Connor
William Dunaway

Securities and Exchange Commission

March 19, 2010

Statement by the Company

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure and responses to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

International Assets Holding Corporation

By:	/s/ Sean M. O’Connor
Sean M. O’Connor, Chief Executive Officer

Dated: March 19, 2010

By:	/s/ William Dunaway
William Dunaway, Chief Financial Officer

Dated: March 19, 2010

Securities and Exchange Commission

March 19, 2010

Memorandum on the Merger of FCStone Group, Inc and International Assets Holding Company

Merger Effective Date:

September 30, 2009

Purpose:

This memorandum documents the application of applicable accounting guidance by FCStone Group, Inc. (“FCStone”) and International Assets Holding Corporation (the “Company”) in recording the purchase accounting entries related to the merger of a wholly owned subsidiary of the Company with and into FCStone (the “Merger”).

Question No. 1:

What is the applicable accounting guidance for the Merger, and does the Merger meet the requirements of a “business combination”?

Answer No. 1:

Financial Accounting Standards Board (FASB) Statement No. 141, Business Combinations, (SFAS 141) addresses the financial accounting and reporting for business combinations. (Note: SFAS No. 141R is not applicable to the Company until its fiscal year beginning October 1, 2009). According to SFAS 141, a business combination occurs when “an enterprise acquires net assets that constitute a business or acquires equity interests of one or more entities and obtains control over that enterprise or entities”. The Merger involved the issuance of the Company’s common stock to the FCStone stockholders in the ratio of 0.2950 shares of the Company’s common stock for each share of FCStone common stock. The Company’s stockholders owned in the aggregate approximately 52.5% of the outstanding shares of the Company following the Merger.

Question No. 2:

Does the acquired enterprise (FCStone) meet the definition of a business, as defined by SFAS 141?

Answer No. 2:

SFAS 141 refers to EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” (EITF 98-3) for guidance in determining what constitutes a business. EITF 98-3 states that a business “is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consist of inputs, processes applied to those inputs, and resulting outputs that are used to generate revenues”

Securities and Exchange Commission

March 19, 2010

On the effective date of the Merger, FCStone contained inputs, processes applied to those inputs, and resulting outputs used to generate revenues.

Question No. 3:

Is control obtained?

Answer No. 3:

SFAS 141 indicates that control generally is evidenced by direct or indirect ownership by one enterprise of greater than 50% of the outstanding voting shares of another enterprise. Under the terms of the Merger, the stockholders of the Company immediately prior to the Merger held in the aggregate approximately 52.5% of the outstanding voting shares of the Company following the Merger.

Question No. 4:

Which entity has been identified as the “Acquiring Entity”?

Answer No. 4:

SFAS 141 indicates that if a business combination is effected solely through the distribution of cash or other assets or by incurring liabilities, the entity that distributes the cash or other assets, or assumes the liabilities, generally is the acquiring entity. In the Merger, the Company issued common stock in exchange for the common stock of FCStone, and accordingly is identified as the acquiring entity.

Question No. 5:

What is the date of acquisition?

Answer No. 5:

SFAS 141 states, “the date of acquisition ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued.” The completion date has been identified as September 30, 2009. Accordingly, the Company included FCStone in its consolidated financial statements effective September 30, 2009.

Securities and Exchange Commission

March 19, 2010

Question No. 6:

Which reporting unit have the assets acquired, and liabilities assumed, been allocated to at the acquisition date? Additionally, what are the underlying reasons for the acquisition and management’s expectations?

Answer No. 6:

FCStone continues to operate as its own reporting unit, which has several reporting segments, including primarily Commodity and Risk Management Services and Clearing and Execution Services.

The combined management team believes the Merger will create a leading global provider of consulting and trade execution services. Additionally, the combined entity will be better positioned to take advantage of market opportunities and enjoy better access to capital sources.

Question No. 7:

What is the cost of FCStone?

Answer No. 7:

SFAS 141 states that the cost of the acquired entity is equal to the fair value of the consideration given or the fair value of the net assets acquired, whichever is more reliably measurable. The Company’s consideration given is $137.6 million. There is no contingent consideration associated with the Merger.

Question No. 8:

What are the direct costs of the acquisition, and how are they accounted for?

Answer No. 8:

The direct costs of a business combination are included in the cost of the acquired enterprise. These costs include fees paid to outside consultants for accounting, legal or engineering etc. Attachment 1 summarizes the direct costs incurred with the Merger by the Company. The direct costs incurred by FCStone relative to the Merger were expensed as incurred.

Question No. 9:

How has the cost of the acquired entity been allocated to the assets acquired and liabilities assumed?

Securities and Exchange Commission

March 19, 2010

Answer No. 9:

SFAS 141 indicates that an entity should allocate the acquisition cost to the assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. Before the purchase price allocation, an acquiring entity should identify all the assets acquired, including intangible assets, and liabilities assumed, regardless of whether the acquired entity previously had recorded them.

Allocating the cost to assets and liabilities (see Attachment 2):

•

Marketable securities - values assigned based on the fair values of the securities. Additionally, the investment securities acquired should be classified at HTM, AFS or trading securities based on the intent and ability of the acquiring enterprise rather than the historical classification.

•	Derivatives - values assigned to derivative instruments should be based on the fair value of the instruments at the acquisition date.

•

Receivables - acquired receivables with terms not exceeding one year are recorded at the present value. For trade receivables, discounting is not necessary when receivables are to be recovered within a short time period and the difference between the present value and the gross amount is not significant.

•	Plant and equipment - valued at replacement cost. Accordingly, the accumulated depreciation accounts of the acquired enterprise are not carried over.

•

Accounts and notes payable - recorded at present value of the amount to be paid. For payables, discounting is not necessary when receivables are to be recovered within a short time period and the difference between the present value and the gross amount is not significant.

•

Pension related assets and liabilities - At the date of acquisition, the projected benefit obligation and fair value of plan assets should be remeasured. The difference between the PBO and fv of plan assets should be recorded in the allocation of purchase price. The recognition of the net pension liability in the allocation of purchase price eliminates the previously unrecognized loss.

•	Other liabilities - Including accruals for compensated absences and deferred compensation should be recorded at the present value of the amounts to be paid.

Securities and Exchange Commission

March 19, 2010

Question No. 10:

How does the entity report minority interest in an acquired enterprise in the consolidated financial statements of the acquiring enterprise?

Answer No. 10:

The minority interest in an acquired enterprise should be reported in the consolidated financial statements of the acquiring enterprise at a percentage of the historical financial statement carrying amounts of the net assets of the acquired enterprise based on the ownership interest of the remaining minority interest owners in the acquired enterprise.

The portion of the net assets of the acquired enterprise that represents the remaining ownership of minority interest holders is valued at the historical financial statement carrying amounts of those net assets on the books of the acquired enterprise.

Based on the investment in Agora-X by FCStone and the NASDAQ OMX Group, Inc. agreement, NASDAQ had priority in the event of liquidation distributions, so that it would receive liquidation proceeds to the extent of its undistributed capital contribution prior to any distribution to FCStone. As a result of the preference in liquidation, the minority interest was assigned as 100% of the historical financial statement carrying amounts of those net assets on the books of the acquired enterprise.

Question No. 11:

How does the entity account for negative goodwill?

Answer No. 11:

Negative goodwill is the amount by which the sum of the fair values of the assets acquired less liabilities assumed exceeds the acquisition cost. Upon the presence of negative goodwill, the acquiring enterprise is required to reassess whether consideration given and all assets acquired and liabilities assumed have been properly valued. Next, the acquiring enterprise performs the following steps:

•

Allocation of negative goodwill - acquiring enterprise reduces proportionately the purchase price allocated to the acquired assets, with certain exceptions, for the amount of negative goodwill. The reduction should not reduce the value of an acquired assets below zero. For the following exceptions, the allocated purchase price is not reduced because they are viewed as having a more reliably determinable fair value: financial assets, deferred tax assets and other current assets.

Securities and Exchange Commission

March 19, 2010

•

FCStone pushed down entries to allocate negative goodwill to the net book value of fixed assets of FCStone. The net book value of fixed assets was significantly less than the amount of negative goodwill, and accordingly the fixed assets were reduced to zero.

•	In the event that negative goodwill remains after the above allocation, it is recorded as an extraordinary gain in the period of acquisition.

•	Negative goodwill of $18.5 million remained after allocation to acquired assets, and therefore the Company will recognize the amount as an extraordinary gain (see Attachment 2).

International Assets Holding Corporation

Purchase Accounting for the Acquisition of FCStone

As of September 30, 2009

September 30, 2009
Number of shares of International Assets common stock issued	8,239,319
Weighted average price per share of International Assets common stock, for the period covering two days immediately before and after September 30, 2009	$16.45

Consideration attributable to issuance of International Assets common stock	135,536,797.55
International Assets acquisition costs	2,094,915.85

Total purchase price	137,631,713.40

FCStone Net Assets @ Fair Value (as adjusted for SFAS 141)	156,150,544.00

Negative Goodwill (to be shown as Extraordinary item on the IS)	18,518,830.60

Calculation of Weighted-average price per share:

10/2/2009	$16.67
10/1/2009	15.84
9/30/2009	16.51
9/29/2009	16.68
9/28/2009	16.55

$16.45

Date	Description	Reference	Amount
17-Jul-09	Bowne: Matterhorn	I-09072929-0	6,938.10
21-Jul-09	S&B: Project Matterhorn	610733	140,354.95
4-Aug-09	FTC Premerger Fee	FTC Premerger Fee	45,000.00
17-Aug-09	E&L: Matterhorn	38675	2,800.00
19-Aug-09	S&B: Project Matterhorn	615814	141,094.44
25-Aug-09	Bowne: Virtual Dataroom Jul’09	I-09084147-0	120.60
7-Aug-09	RK: S-4 and S-4/A	385491	33,500.00
31-Aug-09	RRD: Joint Proxy Reclass	1204381400	33,366.96
1-Sep-09	Houlihan: Professional Services	41422	358,004.36
2-Sep-09	Broadridge: Reclass Proxy	245095	10,417.63
16-Sep-09	Shutts & Bowen: Matterhorn	620554	35,873.81
30-Sep-09	BoA Fee for INTL-FCStone Merger	BoA Fee for INTL-FCStone Merge	1,250,000.00
7-Oct-09	S&B: Matterhorn	625731	36,008.18
16-Oct-09	Mellon: FC Stone	100-2331	1,436.82

			2,094,915.85

FCSTONE GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

September 30, 2009

(In thousands, except share and per share amounts)

		Assigned amounts based upon:
Assets

Cash and cash equivalents	$24,232	Fair value
Cash and securities segregated under federal and other regulations	14,928	Fair value

Deposits and receivables from:
Exchange-clearing organizations	898,989	Fair value and present value
Broker-dealers and futures commission merchants	45,922	Present value
Counterparties	14,712	Present value

Receivables from customers, net of allowance for doubtful accounts of $6,498	8,350	Present value
Notes receivable from customers, net of allowance for doubtful accounts of $117,668	22,181	Present value
Interest and other receivables	4,869	Present value
Income tax receivable	40,228	Present value

Securities owned, at fair value	20,254	Fair value
Open contracts receivable	39,217	Fair value
Deferred tax assets	27,747	SFAS 109
Furniture, equipment, software and improvements, net of accumulated depreciation	—	Allocated negative goodwill against fixed assets
Other assets	4,559	Fair value and present value
Exchange memberships and stock	7,588	Fair value

Total assets	$1,173,776

Liabilities and Stockholders’ Equity

Liabilities:
Payables to:
Customers - regulated	$811,564	Present value
Customers - unregulated	71,715	Present value
Exchange-clearing organizations and counterparties	—	Present value
Notes payable to banks	2,741	Present value
Open contracts payable	23,674	Fair value
Accounts payable	10,817	Present value
Accrued expenses	39,009	Fair value and present value
Subordinated debt	56,500	Present value

Total liabilities	1,016,020

Minority interest	1,606	100% of historical fin stmt net assets due to
Stockholders’ equity:		NASDAQ’s distribution preference in liquidation
Preferred stock, no par value, authorized 20,000,000 at August 31, 2009 and 2008, respectively; none issued and outstanding at August 31, 2009 and 2008, respectively	—
Common stock, $0.0001 par value, authorized 100,000,000 and 40,000,000 at August 31, 2009 and 2008, respectively; issued and outstanding 27,930,188 and 27,911,127 shares at August 31, 2009 and 2008, respectively	—
Additional paid-in capital	156,150
Treasury stock	—
Accumulated other comprehensive loss	—
Retained earnings	—

Total stockholders’ equity	156,150
Commitments and contingencies (notes 14, 16 and 22)

Total liabilities and stockholders’ equity	$1,173,776

See accompanying notes to consolidated financial statements.